Exhibit 99.4
CENOVUS ENERGY INC.
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2021 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the offering of common shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and/or units of the Company by way of base shelf prospectus dated October 7, 2021. These ratios are based on the Company's consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.
Interest coverage ratios for the twelve months ended September 30, 2021 (1)

(times)
Net earnings available for all interest bearing financial liabilities (2)	2.5x
Net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities (3)	2.9x
(1)As a result of the Company's acquisition of Husky Energy Inc. ("Husky"), financial information from January 1, 2021 to September 30, 2021 include results from the combined company. Financial information prior to the acquisition from October 1, 2020 to December 31, 2020 does not reflect financial information from Husky.
(2)Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.
(3)Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.

The Company believes the interest coverage ratio based on net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.